Exhibit 99.1

Organigram Expands Edison Cannabis Co. Dried Flower Portfolio with Two New High THC Strains: GMO Cookies and MAC-1

MONCTON, New Brunswick--(BUSINESS WIRE)--April 22, 2021--As part of the continued expansion of its Edison Cannabis Co. (“Edison”) line of products, Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading producer of cannabis, is pleased to announce the launch of two new Edison dried flower strains including the potent GMO Cookies and legendary citrus diesel MAC-1.

Both strains feature a distinct phenotypic profile, flavour and aroma as a result of being grown in one of Organigram’s strain specific micro-climates.

“Organigram grows and catalogues over fifty new plant genetics every year; GMO Cookies and MAC-1 are excellent examples of diverse and high-quality genetics that we will continue to introduce to the Edison portfolio,” says Greg Engel, CEO, Organigram. “At Organigram, our goal is to continue curating a fresh lineup of potent strains that deliver on value, aroma, and flavour for Edison-savvy, adult consumers.”

GMO Cookies:

An indica strain with a THC range of 20-26%, GMO Cookies’ potency is matched only by the strength of its aroma: sharp and musty with notes of garlic and mushroom. Its crown-shaped flowers are dark green with purple flecks, bright orange pistils and heavy trichomes. The strain’s dominant terpenes include Limonene, Caryophyllene, Humulene, and Myrcene.

Available in 3.5g format or a package of three x 0.5g pre-rolls, GMO Cookies is grown in a custom micro-climate environment optimized for this cultivar and is packaged with a dual-boost humidity pack to preserve freshness.

MAC-1:

A legendary hybrid strain, MAC-1 features an upfront citrus flavour, with a mid-range diesel smell and finishes with notes of spice. The flowers are dense and visually striking, composed of light and dark greens, a punch of light purple, fiery copper pistils and a thick layer of frosty trichomes. The strain’s dominant terpenes include Limonene, Caryophyllene, α-Pinene, β-Pinene, Linalool and a THC range of 20-26%.

MAC-1 is available in 3.5g format or in a package of three x 0.5g pre-rolls. Grown in strain-specific environments customized to MAC-1 help the plant retain its true-to-flower terpene aroma profiles and consistent potency levels.

GMO Cookies and MAC-1 will be available soon at select retailers across the country.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and a Toronto Stock Exchange listed company whose wholly owned subsidiaries include Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a cannabis infused soft chew and confectionary manufacturer in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick with another leased manufacturing facility in Winnipeg, Manitoba. The Company is regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca